

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2024

Anton D. Nikodemus
Chief Executive Officer
Seaport Entertainment Group Inc.
199 Water Street
28th Floor
New York, NY 10038

> **Re: Seaport Entertainment Group Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12B**
> **Filed June 18, 2024**
> **File No. 001-42113**

Dear Anton D. Nikodemus:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-B, Filed June 18, 2024

Information Statement
Unaudited Pro Forma Combined Financial Statements
Unaudited Pro Forma Combined Balance Sheet, page 57

1. You state the terms of the new mortgage payable will require 17.5% of refinanced debt balance as cash collateral in the escrow account as a deposit. However, it is not clear if this is reflected in the pro forma balance sheet. Please advise and revise as appropriate.

Liquidity and Capital Resources, page 83

2. You disclose in connection with the Refinanced 250 Water Street Term Loan you will enter into a total return swap. Please discuss your business purpose for entering into this swap and the specific transactions/activities you must perform in the operation of the swap, including whether you will be a payer or recipient of funds and the basis for payments/receipts. In doing the latter, discuss the expected impacts of the swap on your

liquidity, financial position, cash flows and results. After considering the preceding, include material impacts of the swap in the pro forma financial information as appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Julian Kleindorfer